                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ---------------
                                  SCHEDULE TO
  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                             Exchange Act of 1934
                               (Amendment No. 3)
                               ---------------
                        Katy Industries, Inc. (Issuer)
                           (Name of Subject Company)
                    KKTY Holding Company, L.L.C. (Offeror)
                       Kohlberg & Co., L.L.C. (Offeror)
                     Kohlberg Investors IV, L.P. (Offeror)
                   Kohlberg TE Investors IV, L.P. (Offeror)
                Kohlberg Offshore Investors IV, L.P. (Offeror)
                     Kohlberg Partners IV, L.P. (Offeror)
                    Kohlberg Management IV, L.P. (Offeror)
                          James A. Kohlberg (Offeror)
                           (Names of Filing Persons)
                               ---------------
                    Common Stock, $1.00 Par Value Per Share
                        (Title of Class of Securities)
                                  486-026-107
                     (CUSIP Number of Class of Securities)
                               ---------------
                             Christopher Lacovara
                         KKTY Holding Company, L.L.C.
                          c/o Kohlberg & Co., L.L.C.
                               111 Radio Circle
                          Mount Kisco, New York 10549
                           Telephone (914) 241-7430
           (Name, address and telephone number of person authorized
      to receive notices and communications on behalf of filing persons)
                                With Copies To:
                               Raul Grable, Esq.
                               Hunton & Williams
                                200 Park Avenue
                         New York, New York 10166-0136
                           Calculation of Filing Fee
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
      Transaction Valuation: *                           Amount of Filing Fee:
             $20,000,000                                        $4,000
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  *  For purposes of calculating the filing fee only. This amount is based on a per share offering price of $8.00 for up to 2,500,000 shares of common stock. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by KKTY Holding Company, L.L.C.
  [X]Check box if any part of the fee is offset as provided by Rule 0-
     11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid: $4,000
     Form or Registration No.: 005-31211
     Filing Parties: KKTY Holding Company, L.L.C.
                     Kohlberg & Co., L.L.C.
     Date Filed: April 25, 2001
  [_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
  [X]third-party offer subject to Rule 14d-1.
  [_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transactions subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

   This Amendment No. 3 (this "Amendment No. 3") is being filed by KKTY Holding Company, L.L.C., a Delaware limited liability company ("Purchaser"), Kohlberg Investors IV, L.P., a Delaware limited partnership ("Investors IV"), Kohlberg TE Investors IV, L.P., a Delaware limited partnership ("TE Investors IV"), Kohlberg Offshore Investors IV, L.P., a Delaware limited partnership ("Offshore Investors IV"), Kohlberg Partners IV, L.P., a Delaware limited partnership ("Partners IV"), Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Management IV"), and James A. Kohlberg, a United States citizen ("Mr. Kohlberg"), and amends and supplements the Tender Offer Statement on Schedule TO filed on April 25, 2001 (as amended, the "Schedule TO"), as amended by Amendment No. 1 to the Schedule TO filed on April 26, 2001 ("Amendment No. 1") and Amendment No. 2 to the Schedule TO filed on May 9, 2001 ("Amendment No. 2"). By virtue of its direct or indirect relationship with Purchaser, Investors IV, TE Investors IV, Offshore Investors IV, Partners IV, Management IV and Mr. Kohlberg and involvement in negotiating the terms of the Offer (as defined below), Kohlberg & Co, L.L.C., a Delaware limited liability company ("Kohlberg & Co."), may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is joining with Purchaser, Investors IV, TE Investors IV, Offshore Investors IV, Partners IV, Management IV and Mr. Kohlberg as filing persons with respect to this Amendment No. 3.

   The Schedule TO relates to the offer by Purchaser to purchase up to 2,500,000, but not less than 2,000,000, outstanding shares of Common Stock, $1.00 par value per share (the "Shares"), of Katy Industries, Inc., a Delaware corporation (the "Company"), including the associated common stock purchase rights, at a purchase price of $8.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO.

ITEMS 1-11.

   The information set forth in the Offer to Purchase, which is incorporated by reference into Items 1 through 11 of the Schedule TO, is hereby amended as follows:

1. SUMMARY TERM SHEET. The section entitled "Summary Term Sheet" is hereby amended by inserting at the end of the first sentence of the paragraph captioned "Do You Have the Financial Resources to Make Payment?" on page 3 of the Offer to Purchase the following:

  "The four limited partnerships comprising the private equity fund are Kohlberg Investors IV, L.P., Kohlberg TE Investors IV, L.P., Kohlberg Offshore Investors IV, L.P. and Kohlberg Partners IV, L.P. See Section 9 "Certain Information Concerning Purchaser.""

  The section entitled "Summary Term Sheet" is further amended by inserting at the end of the paragraph captioned "What Does Katy's Board of Directors Think of the Offer?" on page 3 of the Offer to Purchase the following:

  "William F. Andrews, who is a director of Katy, is an operating principal of Kohlberg & Co., L.L.C., our affiliate, and a director of several of Kohlberg & Co., L.L.C.'s portfolio companies. Mr. Andrews, in his capacity as a director of Katy, removed himself from consideration of transactions contemplated by the recapitalization agreement because of his relationship with Kohlberg & Co., L.L.C. See Section 9, "Certain Information Concerning Purchaser.""

2. INTRODUCTION. The section entitled "Introduction" is hereby amended by inserting immediately after the fourth paragraph in that section on page 5 of the Offer to Purchase the following paragraph:

  "William F. Andrews, who is a director of the Company, is an operating principal of Kohlberg & Co., L.L.C., an affiliate of Purchaser, and a director of several of Kohlberg & Co., L.L.C.'s portfolio companies.

  Mr. Andrews, in his capacity as a director of the Company, removed himself from consideration of transactions contemplated by the recapitalization agreement because of his relationship with Kohlberg & Co., L.L.C. See
  Section 9, "Certain Information Concerning Purchaser.""

3. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The section entitled "Certain Federal Income Tax Consequences" is hereby amended by deleting the first sentence in that section on page 14 of the Offer to Purchase and inserting in lieu thereof the following:

  "The following is a summary of certain material federal income tax consequences of the Offer to holders whose Shares are purchased pursuant to the Offer."

4. CERTAIN INFORMATION CONCERNING PURCHASER. The section entitled "Certain Information Concerning Purchaser" is hereby amended by inserting at the end of the paragraph captioned "Summary Financial Information" on page 21 of the Offer to Purchase the following:

  "Because Kohlberg Management IV, L.L.C., the general partner of each of the limited partnerships comprising Kohlberg Fund IV, was formed for the purpose of forming each of Kohlberg Fund IV's limited partnerships and, to date, has engaged in no other activities other than those incidental to such formations, Kohlberg Management IV, L.L.C. has minimal assets and liabilities and no meaningful historical financial information."

5. BACKGROUND OF THE OFFER. The section entitled "Background of the Offer" is hereby amended by inserting at the end of that section on page 31 of the Offer to Purchase the following two paragraphs:

  "On April 25, 2001, Purchaser commenced the Offer.

  On May 8, 2001, the Company issued a press release (a copy of which is filed as an exhibit to the Schedule TO) announcing earnings results for the first quarter ended March 31, 2001 and announcing that Purchaser had advised the Company that: (i) Purchaser was re-evaluating the Offer and Preferred Stock Purchase in light of the Company's operating results for the first quarter and the Company's interim operating results for April 2001 (which indicated a continued shortfall from previously projected earnings before interest, taxes, depreciation and amortization), (ii) based on these developments, Purchaser believed one or more of the Offer Conditions may not be satisfied at the Expiration Date and (iii) Purchaser was considering alternative courses of action to be negotiated with the Company, including, among other things, an increase of its proposed preferred stock investment in the Company, a decrease in the preferred stock conversion price and a decrease in the number of Shares and price per Share to be purchased pursuant to the Offer."

6. CERTAIN CONDITIONS TO PURCHASER'S OBLIGATIONS. The section entitled "Certain Conditions to Purchaser's Obligations" is hereby amended by deleting clause (iv) in the first paragraph of that section on page 49 of the Offer to Purchase and inserting in lieu thereof the following:

  "(iv) none of the following events shall have occurred and be continuing at the time of expiration of the Offer:"

7. ANNEX I: AUTHORIZED MANAGERS AND PRINCIPALS OF PURCHASER, KOHLBERG FUND IV, KOHLBERG MANAGEMENT IV AND KOHLBERG & CO. Annex I is hereby amended by deleting Ranjit S. Bhonsle's name, age and five-year employment history from the table on page I-1 of the Offer to Purchase. Mr. Bhonsle resigned as a principal of Kohlberg & Co. effective May 4, 2001.

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                                   Signature

   After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2001                       KKTY HOLDING COMPANY, L.L.C.

                                             /s/ Christopher Lacovara
                                          By:__________________________________
                                             Christopher Lacovara
                                             Authorized Manager

Dated: May 17, 2001                       KOHLBERG & CO., L.L.C.

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: May 17, 2001                       KOHLBERG INVESTORS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: May 17, 2001                       KOHLBERG TE INVESTORS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: May 17, 2001                       KOHLBERG OFFSHORE INVESTORS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

                                       4
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Dated: May 17, 2001                       KOHLBERG PARTNERS IV, L.P.

                                          By:Kohlberg Management IV, L.L.C.,
                                             its General Partner

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: May 17, 2001                       KOHLBERG MANAGEMENT IV, L.L.C.

                                             /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg
                                             Managing Member

Dated: May 17, 2001                          /s/ James A. Kohlberg
                                          By:__________________________________
                                             James A. Kohlberg

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